Exhibit 99.16

Summary of Mortgage Contract of Maximum Amount ( the “Contract”) Entered into by and between Shenzhen BAK Battery, Co., Ltd (the “Mortgager”) and Longgang Branch, Shenzhen Development Bank Co., Ltd (the “Creditor”) on December 21, 2009

Main contents:

  Contract number: Shenfa Longgang Edizi 20091221001-1;

  In order to guarantee the indebtedness of Shenzhen BAK Battery Co., Ltd. (the “Obligor”) towards the Creditor under the Comprehensive Credit Facility Agreement of Maximum Amount (reference no.: Shenfa Longgang Zongzi 20091221001) from December 31, 2009 to December 14, 2010, the Mortgager agrees to pledge its property to the Creditor.

  Scope of Guaranty: The guaranty shall cover all of the loan principal, interest, penalty interest, breach of contract compensation, damages, undertaking fee and all the expenses such as litigation cost, lawyer’s fee, notification cost and public notice cost etc. which is incurred to the Creditor in realizing its creditor’s right.

  Collaterals: The Mortgager agrees to pledge its 2,554 machineries and equipments with an aggregate value of RMB 138.04 million to the Creditor.

Headlines of the articles omitted:

  Payment on demand

  Undertakings of the Mortgager

  Validity of the Creditor’s Right

  Occupancy of Collaterals

  Insurance of Collaterals

  Mortgage Registration

  Realizing of Creditor’s Right

  Declaration and guaranty of the Mortgager

  Amendment of the Contract

  Effectiveness and Disputation settlement

  Supplement articles